SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)

                           Arena Pharmaceuticals, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                   040047 10 2
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                                 (CUSIP Number)

                                  Gabe Hoffman
                        Accipiter Capital Management, LLC
                           399 Park Avenue, 38th Floor
                               New York, NY, 10022
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 16, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 040047 10 2
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Accipiter Capital Management, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [x]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

   0

8. SHARED VOTING POWER

   0

9. SOLE DISPOSITIVE POWER

   0

10. SHARED DISPOSITIVE POWER

     0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14. TYPE OF REPORTING PERSON*

     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040047 10 2
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Candens Capital, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [x]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

     0

8. SHARED VOTING POWER

     0

9. SOLE DISPOSITIVE POWER

     0

10. SHARED DISPOSITIVE POWER

     0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14. TYPE OF REPORTING PERSON*

     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040047 10 2
            ---------------------

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Item 1.  Security and Issuer.

     Arena Pharmaceuticals, Inc. (the "Issuer"), Common Stock, $.0001 par value (the "Shares"). The address of the issuer is 6166 Nancy Ridge Drive, San Diego, California 92121.
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Item 2. Identity and Background.

(a-c,f) This Schedule 13D is being filed by Accipiter Capital Management, LLC ("Accipiter Capital") and Candens Capital, LLC ("Candens" and, together with Accipiter Capital, the Reporting Persons. Accipiter Capital and Candens are both a Delaware, USA, limited liability company with their principal business address at 399 Park Avenue, 38th Floor, New York, NY, 10022. Accipiter Capital serves as the investment manager to Accipiter Life Sciences Fund (Offshore), Ltd., a pooled investment vehicle organized as an exempted company under the laws of the Cayman Islands and Candens Capital, LLC serves as the general partner of Accipiter Life Sciences Fund, LP, a private investment partnership formed under the laws of Delaware USA.

     (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Accipiter Capital may be deemed to beneficially own 0 Shares. As of the date hereof, Candens may be deemed to beneficially own 0 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
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Item 4.  Purpose of Transaction.

The Reporting Person has no plan or proposal, which relates to, or would result in, any actions enumerated in Item 4 of the instructions to Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Accipiter Capital may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares of the Issuer, and Canden may be deemed to be the beneficial owner of 0 Shares, constituting 0% of the Shares of the Issuer.

     Accipiter Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares. Candens Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

     (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the Shares within 60 days of the date of the event which requires this filing are set forth in Exhibit A and were all effected in broker transactions.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        N/A

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ACCIPITER CAPITAL MANAGEMENT, LLC

                                            By: /s/ Gabe Hoffman
                                                ---------------------
                                                Gabe Hoffman
                                                Managing Member


                                            CANDENS CAPITAL, LLC

                                            By: /s/ Gabe Hoffman
                                                ---------------------
                                                Gabe Hoffman
                                                Managing Member




September 16, 2005

                                    Exhibit A
                           Transactions in the Shares

Date of the Transaction             Number of Shares
                                    Purchased/(SOLD)             Price of Shares

Accipiter Life Science Fund, LP:

3-Aug-05                            (39,477)                     $8.8036
                                    (57,518)                     $8.80

6-Sep-05                            (56,400)                     $9.05
                                    (7,727)                      $9.045
                                    (15,623)                     $9.0457
                                    (42,300)                     $9.0167

7-Sep-05                            (13,310)                     $9.0098

8-Sep-05                            (2,035)                      $9.3958
                                    (21,150)                     $9.3467

9-Sep-05                            (2,369)                      $9.4198
                                    (1,523)                      $9.4478
                                    (18,048)                     $9.4066
                                    (12,408)                     $9.395

12-Sep-05                           (14,100)                     $9.23
                                    (14,326)                     $9.24

13-Sep-05                           (56,400)                     $9.3003
                                    (5,189)                      $9.3359

14-Sep-05                           (2,820)                      $9.30

15-Sep-05                           (16,920)                     $9.43
                                    (56,400)                     $9.3875

16-Sep-05                           (41,748)                     $9.46
                                    (8,425)                      $9.4463



Accipiter Life Science Fund (Offshore), Ltd.:

3-Aug-05                            (30,523)                     $8.8036
                                    (43,482)                     $8.80

6-Sep-05                            (43,600)                     $9.05
                                    (5,973)                      $9.045
                                    (12,077)                     $9.0457
                                    (32,700)                     $9.0167

7-Sep-05                            (10,290)                     $9.0098

8-Sep-05                            (1,573)                      $9.3958
                                    (16,350)                     $9.3467

9-Sep-05                            (1,831)                      $9.4198
                                    (1,177)                      $9.4478
                                    (13,952)                     $9.4066
                                    (9,592)                      $9.395

12-Sep-05                           (10,900)                     $9.23
                                    (11,074)                     $9.24

13-Sep-05                           (43,600)                     $9.3003
                                    (4,011)                      $9.3359

14-Sep-05                           (2,180)                      $9.30

15-Sep-05                           (13,080)                     $9.43
                                    (43,600)                     $9.3875

16-Sep-05                           (32,274)                     $9.46
                                    (6,575)                      $9.4463


21698.0001 #602208